GLOBAL RESOURCE CORPORATION

1000 Atrium Way
Atrium One Building, Suite 100
Mount Laurel, NJ 08054

Phone: (856) 767-5661
Fax: (856) 231-0016
www.globalresourcecorp.com

July 16, 2010

Dear Shareholders of GBRC:

Please be advised that I, Brian Ettinger, Chairman of the Board, and member of the Board of Directors hereby tender my resignation effective July 16, 2010. I would like to publicly thank the Shareholders, individual members of the Board of Directors, our CEO, Mr. Ken Kinsella for the opportunity to serve as Chairman of the Board from November 2009 through July 16, 2010.

During this time, the company made a transition requiring the re-organization of management, reduction in operation expenses, sought further business to commercialize our technology and undertook a major relocation of the company's laboratory campus to Raleigh, North Carolina. Through the dedicated work of the CEO, and members of the Board of Directors, the company has made great strides to move forward in commercializing its technologies and be a leader in the waste-to-energy field of green companies.

It was my privilege and honor to serve as Chairman of the Board and work on behalf of the shareholders to put the company on a firmer foundation since being elected Chairman of the Board.

Sincerely,

Brian Ettinger

Brian S. Ettinger